EXHIBIT 99.1

Ruanyun Edai Technology Announces Fiscal 2026 Financial Results; Reports 11.9% Revenue Growth and Return to Positive Equity

Campus operations and student-life services contributed $5.72 million and became the Company’s largest revenue source

KUALA LUMPUR, Malaysia, Aug. 03, 2026 (GLOBE NEWSWIRE) -- Ruanyun Edai Technology Inc. (NASDAQ: RYET) (“Ruanyun,” “RYET” or the “Company”), an AI-driven education and technology company, announced its financial results for the fiscal year ended March 31, 2026 and filed its Annual Report on Form 20-F with the U.S. Securities and Exchange Commission (the “SEC”).

Fiscal 2026 marked Ruanyun’s first fiscal year as a Nasdaq-listed company and broadened its revenue base. Campus operations and student-life services became the Company’s largest revenue source and drove growth of 11.9%. Ruanyun also returned to positive equity, ending the year with $5.28 million in total equity and $3.28 million in working capital.

“We are pleased to report that revenue rose 11.9%, with campus operations and student-life services contributing $5.72 million, in line with our earlier growth expectation,” said Maggie Fu, Chief Executive Officer. “Fiscal 2026 marked an important step in broadening our revenue base. These services became our largest revenue source, and we ended the year with $5.28 million in total equity and $3.28 million in working capital.”

“For fiscal 2027, our priorities are to improve margins, expand sales of our AI products and develop international education opportunities,” Ms. Fu continued. “We intend to build on the momentum in our campus-services business while maintaining disciplined collections and cash management. The proposed transition to the Formind Group name reflects the broader direction we are taking the Company.”

Fiscal Year 2026 Highlights

●	Revenue growth: Revenue rose by approximately $0.80 million, or 11.9%, to $7.48 million, meeting the Company’s earlier expectation of full-year growth.

●	Campus-services contribution: Campus operations and student-life services contributed $5.72 million, or 76.4% of total revenue, and became the Company’s largest revenue source.

●	Stronger financial position: Total equity returned to positive territory at $5.28 million, working capital improved to positive $3.28 million, and cash was $4.08 million at March 31, 2026.

●	Net loss: Net loss was $7.91 million, compared with $0.52 million in fiscal 2025, reflecting the lower gross margin and higher operating expenses described below.

●	Fiscal 2027 priorities: Improve margins, expand sales of AI products, build on campus-services momentum and develop international education opportunities.

Smart Campus and Related Campus Services

Campus operations and student-life services generated $5.72 million, making them Ruanyun’s largest source of fiscal 2026 revenue. Smart Campus is part of these activities and continued operating after year-end. Based on unaudited internal management accounts, the Company previously reported approximately $3.83 million (RMB26.46 million) of Smart Campus operating revenue for April and May 2026, excluding merchant and service-operator pass-through amounts. This operating measure was not prepared in accordance with U.S. GAAP and may differ from revenue recognized in the Company’s consolidated financial statements.

Smart Campus extends Ruanyun’s work beyond classroom technology into day-to-day campus services, including food-service management, merchant settlement, dormitory utilities, student-life workflows and vocational services. In fiscal 2027, the Company plans to add customers, improve margins and operating efficiency, and shorten settlement and collection cycles.

Other Initiatives

Ruanyun is also advancing Cogni AI, YeeZo and other initiatives. Cogni AI is designed to support document digitization, recognition and automation for institutional and enterprise applications. YeeZo is designed to support AI-assisted content planning and multi-model content production. In addition, after year-end, the Company raised approximately $1.73 million in a private placement and formed Formind Global Holdings Sdn. Bhd. in Malaysia to support international sales and partnerships, alongside its presence in Saudi Arabia.

These product initiatives are at different stages of commercialization and may involve customer-specific customization, deployment, integration, data migration, training and ongoing support.

Preparing for the Formind Transition
The planned move to the Formind Group name reflects Ruanyun’s development beyond its original school-focused products. The new name is intended to better represent a business that now includes Smart Campus, AI products and international education, while retaining the Company’s education-technology roots. The name change remains subject to shareholder approval and completion of applicable corporate and regulatory steps.

Fiscal Year 2026 Financial Review

Campus operations and student-life services became the Company’s largest revenue source during fiscal 2026 and drove overall revenue growth. Because these services require more people and day-to-day operating support than the Company’s historical software and content businesses, the change in mix reduced consolidated gross margin.

A substantial portion of fiscal 2026 revenue was recognized in the second half, reflecting project delivery, customer acceptance and invoicing timing, as well as the September 2025 launch of Smart Campus Services. The timing of revenue may continue to vary with contract milestones, school calendars, customer budgets and invoicing cycles.

Selling and marketing expenses increased to $3.89 million from $1.78 million, reflecting business development, international marketing and Smart Campus customer activity. General and administrative expenses increased to $4.53 million from $1.56 million. The increase included higher legal, audit, accounting-advisory, compliance, investor-relations, personnel and corporate-overhead costs following the IPO. Certain initial or transaction-specific expenditures may not recur, but the Company expects ongoing public-company reporting, governance and compliance costs. Fiscal 2026 general and administrative expense also included $0.45 million of non-cash share-based compensation. Research and development expense declined 16.7% to $0.78 million as spending was reduced and development processes were streamlined. Below operating loss, the results included a $0.74 million PRC government penalty charge and a $0.21 million government subsidy. Net loss was $7.91 million, compared with $0.52 million in fiscal 2025, reflecting the lower gross margin and higher operating expenses described above.

Cash Flow and Financial Position

Net cash used in operating activities was $9.15 million, compared with net loss of $7.91 million. The largest driver was a $6.61 million increase in prepayments and other current assets, chiefly advance payments for international marketing and promotional services and a research and development project. Non-cash charges of approximately $1.75 million for expected credit losses, together with higher accounts payable and accrued liabilities, partially offset the use of cash.

The Company ended fiscal 2026 with $4.08 million in cash, $3.28 million of working capital, $14.39 million in total assets and $5.28 million in total equity.

The IPO strengthened the balance sheet. At March 31, 2025, the Company had a working-capital deficit of approximately $2.10 million and a total equity deficit of $0.51 million. The Company also ended fiscal 2026 with $4.28 million of short-term bank loans and used $9.15 million in operating activities, so collections, working-capital management and cost control remain immediate priorities.

RUANYUN EDAI TECHNOLOGY INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of March 31,
	2026	2025
Assets
Current assets
Cash	$4,082,622	$673,397
Restricted cash	—	125,561
Accounts receivable, net	840,209	3,310,143
Accounts receivable, net - related party	332,391	—
Due from related parties	21,745	11,410
Inventories	18,461	59,077
Deferred contract costs	297,945	63,392
Prepaid expenses and other current assets	6,802,753	35,923
Total current assets	12,396,126	4,278,903
Non-current assets
Property and equipment, net	470,468	460,314
Capitalized software development cost, net	95,489	202,166
Deferred offering Cost	1,320,000	838,804
Long-term deposits	112,312	94,811
Total non-current assets	1,998,269	1,596,095
Total assets	$14,394,395	$5,874,998
LIABILITIES
Current liabilities
Short-term bank loans	$4,276,602	$4,408,340
Accounts payable	1,975,509	1,075,456
Deferred revenue	183,194	135,737
Due to related parties	58,483	43,289
Accrued expenses and other liabilities	2,621,991	718,327
Total current liabilities	9,115,779	6,381,149
Total non-current liabilities	—	—
Total liabilities	9,115,779	6,381,149
COMMITMENTS AND CONTINGENCIES
EQUITY (DEFICIT)
Ordinary shares (US$0.0002 par value, 5,000,000,000 shares authorized,
35,550,004 and 30,000,004 shares issued and outstanding as of March 31, 2026 and 2025, respectively)	7,110	6,000
Additional paid-in capital	29,168,108	15,210,301
Accumulated deficit	(23,482,984)	(15,630,351)
Accumulated other comprehensive (loss) income	(19,694)	252,250
Total Ruanyun Edai Technology Inc.’s shareholders’ equity (deficit)	5,672,540	(161,800)
Non-controlling interest	(393,924)	(344,351)
Total equity (deficit)	5,278,616	(506,151)
Total liabilities and equity (deficit)	$14,394,395	$5,874,998

RUANYUN EDAI TECHNOLOGY INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Years Ended March 31,
	2026	2025
Revenues from third parties	$5,423,704	$6,685,387
Revenue from related parties	2,057,707	—
Total revenues	7,481,411	6,685,387
Cost of revenues	(5,597,566)	(2,892,516)
Gross profit	1,883,845	3,792,871
Operating expenses
Selling and marketing expenses	(3,890,156)	(1,784,837)
General and administrative expenses	(4,532,566)	(1,563,423)
Research and development expenses	(775,867)	(930,904)
Total operating expenses	(9,198,589)	(4,279,164)
Loss from operations	(7,314,744)	(486,293)
Interest income (expenses), net	31,404	(153,869)
Government subsidy	210,894	11,811
Other (expenses) income, net	(813,127)	108,644
Loss before income taxes	(7,885,573)	(519,707)
Income tax expenses	(22,139)	(16)
Net loss	(7,907,712)	(519,723)
Net loss attributable to non-controlling interests	(55,079)	(123,161)
Net loss attributable to common shareholders	(7,852,633)	(396,562)
COMPREHENSIVE LOSS
Net loss	(7,907,712)	(519,723)
Unrealized foreign currency translation loss	(266,438)	(15,567)
Comprehensive loss	(8,174,150)	(535,290)
Less: comprehensive loss attributable to non-controlling interests	(49,573)	(133,227)
Comprehensive loss attributable to common shareholders	$(8,124,577)	$(402,063)
Weighted average number of ordinary share outstanding
Basic and Diluted	34,238,222	30,000,004
Loss per share
Basic and Diluted	$(0.23)	$(0.01)

Annual Report on Form 20-F

The Company has filed its Annual Report on Form 20-F for the fiscal year ended March 31, 2026 with the U.S. Securities and Exchange Commission. The Annual Report is available through the SEC’s EDGAR database at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001873454/000173112226000996/e7798_20f.htm and on the Company’s investor relations website at https://investors.ruanyun.net/financials.html.

About Ruanyun Edai Technology Inc.

Ruanyun Edai Technology Inc. (NASDAQ: RYET) is an AI-driven education and technology company focused on intelligent content recognition, automated assessment, next-generation learning systems and technology-enabled educational support services. The Company is committed to delivering scalable, efficient and intelligent technology solutions globally. Subject to shareholder approval and completion of applicable corporate and regulatory processes, the Company plans to transition to the Formind Group name as part of its broader global strategy.

Investor Relations and Corporate Communications

FSR Capital, a FSR Group Company
Email: ir@fsr.group

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable securities laws, including statements regarding the Company’s fiscal year 2027 priorities; future operating and financial performance; margins, operating efficiency, collections, liquidity and capital requirements; the development and commercialization of Smart Campus Services, Cogni AI, YeeZo, and other initiatives; international expansion; and the planned transition toward the Formind Group identity.

Forward-looking statements are based on current expectations, estimates, assumptions and projections and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied. These risks and uncertainties include, without limitation, risks relating to the Company’s business transformation; the lower-margin and working-capital characteristics of service-based revenue; operating costs; receivable collections and expected-credit-loss estimates; customer acceptance and revenue recognition; principal-versus-agent and consolidation judgments; Smart Campus operations and settlement arrangements; development and market acceptance of AI-enabled products; cybersecurity, data protection and regulatory compliance; international expansion and partner performance; access to financing, dilution and Nasdaq compliance; and completion of the proposed Formind Group transition.

The post-year-end operating figures in this release are based on unaudited management accounts and should not be regarded as audited consolidated financial results. Actual revenue recognized may differ due to audit adjustments, consolidation analysis, intercompany eliminations, accounting treatment, principal-versus-agent analysis, timing differences, currency translation and applicable accounting standards. Post-year-end contracts, product announcements and commercial activity may not result in recognized revenue, profitability or cash collections. Additional risks and uncertainties are described in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update any forward-looking statements, except as required by law.